Exbihit 99.1

Saifun Semiconductors Ltd. Announces Closing of Public Offering of 4,393,170 Ordinary Shares
Following Underwriters’ Exercise in Full of Option to Purchase Additional Shares

Netanya, Israel, April 5, 2005 – Saifun Semiconductors Ltd. (Nasdaq: SFUN) today announced the closing of its previously-announced public offering at a price per share of $30.25. Of the 4,393,170 shares sold in the offering, 4,053,170 were sold by selling shareholders, including 573,022 pursuant to the underwriters’ exercise in full of an option to purchase additional shares from the selling shareholders, and 340,000 ordinary shares were sold by the company. Saifun expects to receive net proceeds from the offering of approximately US$9.4 million and US$2.2 million from the exercise of options by certain of the selling shareholders.

Lehman Brothers acted as sole book-running manager, Citigroup and Deutsche Bank Securities acted as joint lead managers and CIBC World Markets, William Blair & Company, Raymond James and WR Hambrecht + Co acted as co-managers.

A registration statement relating to these securities was filed and declared effective by the Securities and Exchange Commission. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sales of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities law of any such state or other jurisdiction.

About Saifun Semiconductors Ltd.

Saifun provides intellectual property solutions for the non-volatile memory (NVM) market. The company licenses its Saifun NROM® technology to semiconductor manufacturers who use this technology to develop and manufacture a variety of stand-alone and embedded NVM products.

Safe Harbor Statement

Information provided in this press release may contain statements relating to current expectations, estimates, forecasts and projections about future events that are “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements generally relate to the company’s plans, objectives and expectations for future operations and are based upon management’s current estimates and projections of future results or trends. Actual future results may differ materially from those projected as a result of certain risks and uncertainties. For a discussion of such risks and uncertainties, see “Risk Factors” in the company’s final prospectus filed on March 31, 2006 with the U.S. Securities and Exchange Commission. These forward-looking statements are made only as of the date hereof, and we undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Saifun Semiconductors Contact:	Investor Relations Contact:
Marsha Shalvi	Lee Roth/Todd Fromer
Investor Relations	KCSA Worldwide
Tel: +972-9-892-8450	212-896-1209/212-896-1215
Email: marshas@saifun.com	lroth@kcsa.com/tfromer@kcsa.com